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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                Commission File Number 000-04123
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                           NOTIFICATION OF LATE FILING

(Check One): |X| Form 10-K    |_| Form 11-K   |_| Form 20-F     |_| Form 10-Q
             |_| Form N-SAR

For Period Ending: June 30, 2000
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  |_| Transition Report on Form 10-K         |_| Transition Report on Form 10-Q
  |_| Transition Report on Form 20-F         |_| Transition Report on Form N-SAR
  |_| Transition Report on Form 11-K

Read the attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       -------------------------

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                         Part I. Registrant Information

Full name of registrant MOYCO TECHNOLOGIES, INC.
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Former name if applicable

                             MOYCO INDUSTRIES, INC.
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Address of principal executive office (Street and number) 200 Commerce Drive
                                                         -----------------------

City, State and Zip Code Montgomeryville, PA 18936
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                         Part II. Rule 12b-25(b) and (c)
         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form
    10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report on transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|X| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached is applicable.



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                               Part III. Narrative

    State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

    Moyco Technologies, Inc. (the "Company") is unable to file its Annual Report on Form 10-KSB for the fiscal year ended June 30, 2000 without unreasonable expense and effort due to the Company's establishment of new internal accounting systems which prevented the Company's independent auditors from finishing the required financial statements for the fiscal year with sufficient time for management to review the financial statements and to prepare the management's discussion and analysis.

                           Part IV. Other Information

    (1) Name and telephone number of person to contact in regard to this notification


        Joseph Sternberg                            (215)         855-4300
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           (Name)                                (Area Code) (Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  |X| Yes |_| No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |X| Yes |_| No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            Moyco Technologies, Inc.
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                  (Name of registrant as specified in charter)

                            MOYCO TECHNOLOGIES, INC.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date September 28, 2000                            By /s/ Marvin Sternberg
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                                                            President



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Additional information and explanation regarding Part IV Response 3.

     The Company expects to report improved results of operations for the fiscal year ended June 30, 2000 as compared to the same period for the prior fiscal year. The Company anticipates that its revenues for the fiscal year ended June 30, 2000 will be approximately $17,500,000, representing an increase of 18% over the same period for last year. This increase is primarily attributable to additional sales of the Company's fiber-optic polishing films during the fiscal year ended June 30, 2000. The Company also believes its income will be consistent with the income reported during the first three quarters of fiscal 2000. However, as a result of the inability to complete the financial statements, the company is unable at this time to quantitatively calculate the financial data for the current fiscal year.

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                         Exhibit pursuant to Part II(c)



BDO        BDO Seldman, LLP                1700 Market Street, 29th Floor
           Accountants and Consultants     Philadelphia, Pennsylvania 19103-3962
                                           Telephone: (215) 636-5500
                                           Fax: (215) 636-5501




September 28, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Gentlemen:

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditors of Moyco Technologies, Inc. (the "Registrant"). The Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file, without unreasonable effort or expense, its Annual Report on Form 10-K for the year ended June 30, 2000 because our Firm has not yet completed our audit of the financial statements of the Registrant for the year ended June 30, 2000 and is therefore unable to furnish the required opinion on such financial statements.

We hereby advise you that we have read the statements made by the Registrant in
Part III of its filing on Form 12b-25 and agree with the statements made therein. We are unable to complete our audit of the Registrant's financial statements and furnish the required opinion for a timely filing because the information necessary to complete the audit is not yet available and, as a result, have not yet had sufficient time to complete the auditing procedures which we consider necessary in the circumstances.

Very truly yours,

/s/ BDO Seidman, LLP
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BDO Seidman, LLP